Brilliant Earth Group, Inc.

300 Grant Avenue, Third Floor

San Francisco, California 94108

October 17, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Gregory Herbers

Re:	Brilliant Earth Group, Inc.

Registration Statement on Form S-3 (Registration No. 333-267784)

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-267784) (the “Registration Statement”), of Brilliant Earth Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on October 19, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Benjamin Cohen at (212) 906-1623.

If you have any questions regarding the foregoing, please do not hesitate to contact Benjamin Cohen of Latham & Watkins LLP at (212) 906-1623. Thank you in advance for your assistance in this matter.

Very truly yours,

BRILLIANT EARTH GROUP, INC.

By: /s/ Alex Grab
Name: Alex Grab
Title: General Counsel

cc:	(via email)

Beth Gerstein, Chief Executive Officer, Brilliant Earth Group, Inc.

Jeffrey Kuo, Chief Financial Officer, Brilliant Earth Group, Inc.

Tad J. Freese, Latham & Watkins LLP

Haim Zaltzman, Latham & Watkins LLP

Benjamin J. Cohen, Latham & Watkins LLP